BE IT KNOWN, that Mark L. Koors, Vice President/Audit and Compliance of the Company, effective February 16, 2010, does hereby make and appoint Mary Denise Kuprionis, Vice President, Secretary and Chief Ethics & Compliance Officer of The E. W. Scripps Company, as his true and lawful attorney for him and in his name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of the 4th day of February, 2010.


/s/ Mark L. Koors
Mark L. Koors